FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of May, 2006

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

                        Analyst and investor US site visit

Alan Murray, Chief Executive of Hanson PLC, will be hosting an analyst and investor site visit to some of Hanson's operations in Dallas, Texas on Monday
May 22 and Tuesday May 23, 2006.

The visit will include tours of aggregate, concrete pipe and product and brick facilities as well as presentations by local senior management.

The purpose of the visit is to provide analysts and investors with an enhanced understanding of Hanson Aggregates and Hanson Building Products North America,
in particular with regard to strategy and operations. Any comments on current trading will be consistent with the trading update given at Hanson's AGM on
April 26, 2006.

A copy of the presentation materials to be used during the visit will be available on Hanson's website (www.hanson.biz) from 1pm on Monday May 22,
2006.

Inquiries:

Nick Swift/Hilary Reid Evans
Hanson PLC
Tel: +44 (0) 20 7245 1245

Notes about Hanson:

 1. Hanson is one of the world's leading heavy building materials companies.  It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world.  Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the
    UK, Australia, Asia Pacific and Continental Europe.

 2. Hanson operates through six divisions: Hanson Aggregates North America,
    Hanson Building Products North America, Hanson Aggregates UK, Hanson
    Building Products UK, Hanson Australia & Asia Pacific and Hanson Continental
    Europe.

 3. Register for Hanson's e-mail distribution service for press releases and notification of the publication of corporate reports via www.hanson.biz.

 4. High-resolution Hanson images for editorial use are available from
    http://www.hanson.biz/ and from www.pixmedia.co.uk/30/company.

Forward-looking statements made in this press release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences are set out in detail in Hanson's Annual Report and Form 20-F and include, but are not limited to, changes in economic conditions; changes in governmental policy or legislation that could effect regulatory compliance and other operating costs especially in the USA, the UK and Australia; changes in governmental policy or legislation relating to public works expenditure and housing; potential liabilities arising out of former businesses and activities; our inability to achieve success in our acquisition strategy; the competitive market in which we operate; disruption to, or increased costs of, the supply of raw materials, energy and fuel to our business; inclement weather conditions; exchange rate fluctuations; and ineffective implementation of computer software systems.
Hanson undertakes no obligation to update or revise publicly such forward looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   May 19, 2006